Filed by: The Stanley Works
                         Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12 under the
                                               Securities Exchange Act of 1934
                                            Subject Company: The Stanley Works
                                                    Commission File No. 1-5224
                                         Registration Statement No.: 333-89200


July 26, 2002

The Honorable Nancy Johnson
US House of Representatives
2113 Rayburn House Office Building
Washington, DC  20515

Dear Rep. Johnson:

Your letter suggests a fundamental misunderstanding of the current competitive environment. Two major U.S. competitors (Cooper Tools and Ingersoll Rand) have reincorporated in Bermuda and now have effective tax rates of less than 23% compared to our rate, which is more than 50% higher. These figures may be confirmed by reviewing the most recent SEC filings of all three companies.

The hand tool market is very price sensitive. For Stanley to grow market share it must be cost competitive, which is why the company has been undergoing a fundamental restructuring. A lower tax rate gives both of these companies and foreign competitors a significant competitive advantage, one that makes it difficult for us to remain competitive in many of our product lines, including those produced here in Connecticut.

In short, Stanley's current performance has nothing to do with its desire to reincorporate. Rather, future performance is our concern, and leveling the playing field is our objective. This reincorporation will help to preserve jobs, especially those in Connecticut which has already seen a substantial reduction. It will protect the strength of our brand, our profitability and provide a future for our people and their families.

Yours truly,


John Trani

The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") and will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement is be available without charge at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available without charge at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.